Registration No. 333-137207
Filed pursuant to Rule 424(b)(3)

SAN HOLDINGS, INC.

Supplement No. 1

to

Prospectus Dated May 10, 2007

This prospectus supplement (this “supplement”) supplements our prospectus dated May 10, 2007 (the “prospectus”), relating to the offer and sale from time to time by the selling stockholders named in the prospectus, of up to 69,109,417 shares of our common stock, no par value per share (“common stock”). This supplement amends and supplements certain information contained in the prospectus. This supplement should be read in conjunction with the accompanying prospectus. This supplement is not complete without, and may not be delivered or utilized without the prospectus, including any amendments or supplements to it. If any provisions of this supplement are inconsistent with the prospectus, the terms of this supplement will control.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 29, 2007.

Recent Developments

Reverse Split

On June 29, 2007 (the “effective date”), we effected a reverse stock split of our common stock, whereby each twenty-five (25) shares of our common stock issued and outstanding, immediately prior to the effective date was reclassified and changed into one (1) fully-paid and nonassessable share of common stock (the “reverse split”). No fractional shares were issued under the reverse split, and each fractional share that would have been issued as a result of the reverse split was rounded up to the nearest whole share. Our articles of incorporation, as amended (including the number of shares of authorized capital), the par value of the common stock, the voting rights and the other terms of the common stock remain unchanged as a result of the reverse split. The prospectus has not been updated to reflect the reverse split; all numerical references to our common stock in the prospectus reflect pre-split numbers and calculations.

As a result of the reverse split:

•
The number of issued and outstanding shares of our common stock was reduced from 97,561,174 shares to 3,902,447 shares and all references to the number of shares of our common stock throughout the prospectus should be proportionally decreased (divided by 25 and, as it relates to a single holder of our common stock, rounded to the nearest whole share) to reflect the reverse split, but such reduction has not been reflected in the prospectus; and

•
The respective exercise price or conversion price of each outstanding stock option, warrant, share of convertible preferred stock, and convertible security to purchase shares of our common stock, has been proportionally increased (multiplied by 25) and the shares purchasable thereunder have been proportionally decreased (divided by 25 and rounded to the nearest whole share) as a result of the reverse split, but these changes are not reflected in the prospectus.

Changes to Directors and Executive Officers

On June 1, 2007, Robert C. Odgen voluntarily resigned as our Chief Financial Officer, Vice President-Finance, Treasurer and Secretary and from all other officer positions held with us and our subsidiaries.

On June 1, 2007, Todd A. Oseth was appointed as our interim Chief Financial Officer and Secretary. On June 21, 2007, our board of directors appointed David Rosenthal to serve as our Chief Financial Officer, Treasurer and Secretary.

The following sets forth biographical information regarding Mr. Rosenthal.

David Rosenthal Age: 52 (2007)
David Rosenthal joined San Holdings, Inc. in June 2007 after serving as Interim CFO at Healthy Food Holdings, Inc., a private equity funded company managing healthy food manufacturers, since September 2006. From 2004 to 2006, Mr. Rosenthal was Chief Financial Officer and Executive Vice President of Finance and Administration of SpectraLink Corporation, a manufacturer of wireless telephone systems for the workplace. From 2001 to 2003, Mr. Rosenthal served as Executive Vice President and Chief Financial Officer of StarTek, Inc. From 1999 to 2000, he was the Acting Chief Financial Officer for Celestial Seasonings. Mr. Rosenthal is a director of Cyanotech Corporation. He received his Bachelor of Science degree in Accounting from the University of California at Berkeley and his MBA degree from California State University.

On June 25, 2007, Case Kuehn voluntarily resigned from our board of directors. Mr. Kuehn did not hold positions on any committees of our board of directors.

On June 25, 2007, our board of directors appointed Eric S. Nelson as a director, to fill the vacancy created by the resignation of Mr. Kuehn from our board. Mr. Nelson was not appointed to any committee of our board of directors. The following sets forth biographical information regarding Mr. Nelson.

Eric S. Nelson Age: 51 (2007)
Mr. Nelson became a Vice President of Sun Capital Partners, Inc. in 2007. Most recently, he served as Chief Financial Officer of West Marine (NASDAQ: WMAR) having joined that company in March 2000 as Vice President of Finance and Controller. From 1990 through 1999, Mr. Nelson served as Chief Financial Officer in several turnaround situations including Dental Components International, a leading manufacturer of dental equipment, components, and instruments, Fluid Air Components, a manufacturer and distributor of industrial components, and Etcetera Retail Chain Stores. From 1979 to 1989, he served as Assistant Controller and other management positions with May Department Stores. He received his Bachelor of Science degree from Portland State University with an emphasis in Accounting and Economics.

This prospectus supplement No. 1 should be retained with the prospectus for future reference.